List of Subsidiaries of Limoneira Company	State of Incorporation/Organization

Limoneira Land Company, Inc.	California
Limoneira Company International Division, LLC	California
Limoneira Mercantile, L.L.C.	California
Limoneira Company Nursery Division, Inc.	California
Windfall Investors, LLC	California
Templeton Santa Barbara, LLC	California
6037 East Donna Circle Drive LLC	Arizona
6146 East Cactus Wren Road LLC	Arizona
Rockville Enterprises Inc.	Delaware